SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

- A Member of The Lion Group

4 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 March 2004, Re: Silverstone Corporation Berhad ("SCB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the SCB Group pursuant to the corporate and debt restructuring exercise of the SCB Group for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No SC-040302-61321

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SILVERSTONE CORPORATION BERHAD
*	Stock name	: SILSTON
*	Stock code	: 5061
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")
PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2.REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS"); ISSUED BY THE SCB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE SCB GROUP

* **Contents :-**

Reference is made to the announcements dated 23 December 2003 and 12 January 2004 by SCB regarding the approval of the relevant Bondholders and relevant SPV Debt Holders of SCB on the following :

i) to vary the redemption date for the Bonds and the scheduled date for the repayment of the SPV Debts both of 31 December 2003; and

ii) to modify or amend certain provisions contained in the Trust Deed constituting the Bonds and the SPV Facility Agreement constituting the SPV Debts.

(hereinafter referred to as the "Proposed Variations")

SCB wishes to announce that the Securities Commission and Bank Negara Malaysia had on 25 February 2004 and 1 March 2004 respectively approved the Proposed Variations.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

2 MAR 2004